Filed by Quad/Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Filer:  Quad/Graphics, Inc.

Commission File No.:  001-34806

Subject Company: LSC Communications, Inc.

Commission File No.:  001-37729

Date: November 6, 2018

Joel’s Town Third Hall Quarter Joel Quadracci Chairman, President & Chief Executive Officer November 6, 2018

Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. • • 2

Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 3

Transaction Overview Joel Quadracci Chairman, President & Chief Executive Officer Dave Honan Executive Vice President & Chief Financial Officer

Stronger Together Quad/Graphics to Acquire LSC Communications in All-Stock Transaction Business Combination Creates Highly Efficient Print Platform to Fuel Quad’s 3.0 Transformation and Strengthen the Role of Print in a Multichannel Media World 5

Stronger Together A leading marketing solutions provider. A global leader in print and digital media solutions. $4.2 billion $3.9 billion 9/30/2018 Net Sales — Trailing Twelve Months(1) 9/30/2018 Net Sales — Trailing Twelve Months 55 Manufacturing & Distribution Facilities Worldwide 59 Manufacturing & Distribution Facilities Worldwide 6,900 Clients Worldwide 3,000 Clients Worldwide 22,000 Employees Worldwide 22,000 Employees Worldwide (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018. 6

Strategic Rationale for Acquisition Fuels Quad 3.0 Transformation • Creates a highly efficient print platform to fuel Quad’s 3.0 transformation strategy that creates value by leveraging Quad’s strong print foundation as part of a much larger and more robust integrated marketing solutions offering to help offset print volume declines. Strengthens the role of print in a multichannel world. Broadens Quad’s client base and revenue-generating potential. • • Delivers More Efficiency & Flexibility Opportunities for Clients Generates Synergies & Additional Free Cash Flow • Enhances production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. Expands logistics services and volume-driven postage savings programs such as co-mail to offset increasing supply chain costs. Strengthens print management services and business process outsourcing. • Expected to generate $135 million in net synergies in less than two years. Expected to create additional Free Cash Flow generation. • • + • Maintains Long-Term Strategic Vision Maintains Strong & Healthy Balance Sheet • Preserves Quadracci Family leadership and voting control in the company. • Joel Quadracci will be Chairman, President & CEO of the combined company. • • All-stock transaction Allows Quad to maintain strong and healthy balance sheet for future capital deployment opportunities, including investing in the business, making strategic acquisitions and returning capital to shareholders. 7

Combination Strengthens Print Platform 4% 6% Magazine, Catalog $4.2 billion Int’l. Logistics $8.1 billion 9/30/2018 Net Sales — 8% Logistics Magazine, & Retail Magazine, 14% Products Int’l.(1) & Retail Books Books Trailing Twelve Months(1) 8 Packaging Other & Instore Media Bo ks Solutions 9%49% & Retail Inserts 9/30/2018 Net Sales — 10% Trailing Twelve Months Dire Mail & mercial 2%, Directories 2%, Media Solutions Logistics 5% Int’l.(1) 41% Office Catalog Inserts $3.9 billion 9/30/2018 Net Sales — 27% (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 mill Packaging & Instore Other Media Solutions 3%3% Direct Mail & Commercial Office Products 45% Catalog Trailing Twelve MonthsInserts 9% 16% ion of sales associated with the European printing business that was sold on 9/28/2018.

Fuels Quad 3.0 Transformation PLAN PRODUCE Create content Understand and connect with your customer assets smarter and faster MANAGE & MEASURE Alleviate operational burden and reduce DEPLOY Reach the right customer at the right time complexity 9

Transaction Overview 100% Stock Transaction 0.625 share exchange ratio Expected to achieve approximately $135 million in net synergies in less than two years Closing of the transaction is not contingent on financing. Quad has secured a financing commitment from JPMorgan Chase Bank, N.A. Expected to close in mid-2019, subject to regulatory approval, approval of LSC and Quad shareholders and other customary closing conditions Quad will expand board of directors to include two members from LSC Communications’ existing board 10 Acquisition Discipline Balance Sheet Integrity Executable Integration Economics Make Sense Good Strategic Fit Governance Expected Closing Financing Net Synergies Share Exchange Ratio Type of Transaction

Transaction Financial Rationale will only get stronger with 11 Pre-Synergy Post-Synergy $8.1 billion 9/30/2018 Net Sales – Trailing Twelve Months $8.1 billion 9/30/2018 Net Sales – Trailing Twelve Months $650 million $135 million $785 million 2018 Pro Forma Adjusted EBITDAAnnualized Net Synergies2018 Pro Forma Adjusted EBITDA 2.72x  29 2.43x 12/31/2018 Pro Forma Debt LeverageBasis Points 12/31/2018 Pro Forma Debt Leverage $295 million 2018 Pro Forma Free Cash Flow Strong Free Cash Flow and Free Cash Flow Conversion 45% 2018 Pro Forma Free Cash Flow Conversion the synergies.

Email Questions To Joel AskJoel@qg.com